UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PITTSBURGH DIVISION PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of Pittsburgh Division Profit Sharing Plan are included herein:

1.	Report of Independent Registered Public Accounting Firm dated August 27, 2007.

2.	Statements of Net Assets Available for Benefits as of February 28, 2007 and February 28, 2006.

3.	Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended February 28, 2007.

4.	Notes to the Financial Statements for the Fiscal Years Ended February 28, 2007 and 2006.

Ex-23 Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Pittsburgh Division Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PITTSBURGH DIVISION PROFIT SHARING PLAN

DATE: August 27, 2007	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Sherry Smith
Sherry Smith
Senior Vice President, Finance

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Financial Statements

February 28, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

The Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the Pittsburgh Division Profit Sharing Plan (the “Plan”) as of February 28, 2007 and 2006, and the related statement of changes in net assets available for benefits for the fiscal year ended February 28, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2007 and 2006, and the changes in net assets available for benefits for the fiscal year ended February 28, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota

August 27, 2007

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

February 28, 2007 and 2006

	2007	2006
Assets:
Investments in SUPERVALU INC. 401(k) Master Trust, at fair value	$62,579,623	$61,195,004
Contribution receivable from employer	1,808,566	1,806,518

Liabilities:
Administrative expenses payable	(5,075)	(3,780)

Net assets available for benefits at fair value	$64,383,114	$62,997,742

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	399,766	243,096

Net assets available for benefits	$64,782,880	$63,240,838

See accompanying notes to financial statements.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Fiscal year ended February 28, 2007

Additions:
Investment income from SUPERVALU INC. 401(k) Master Trust	$4,647,233

Contributions:
Employer	1,807,962

Total additions	6,455,195

Deductions:
Distributions to participants	(4,656,294)
Administrative expenses	(256,527)

Total deductions	(4,912,821)

Transfers to other plans within the 401(k) Master Trust	(332)

Net increase	1,542,042
Net assets available for benefits:
Beginning of year	63,240,838

End of year	$64,782,880

See accompanying notes to financial statements.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Notes to Financial Statements

February 28, 2007 and 2006

(1)	Summary Description of the Plan

The following description of the Pittsburgh Division Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan, amended and restated February 23, 1997, was originally established on December 31, 1961 as a defined contribution profit sharing plan for all full-time employees of the Pittsburgh Division of SUPERVALU INC. (“SUPERVALU” or the “Company”) and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Under provisions of the Plan, as amended, all full-time employees of the Company who are 21 years of age or older are eligible to participate in the Plan after completing one year of eligible service. Contributions to the Plan are determined each year at the discretion of the Retirement Committee of the Company and are limited to the amount deductible for federal income tax purposes. The Company’s contribution is allocated among the participants based on the ratio of each participant’s compensation, weighted for length of service, to total weighted compensation for all participants for the year, except that a participant’s allocation may not exceed the lesser of 100% of the participant’s compensation or $40,000 as adjusted for cost-of-living increases in accordance with Section 415(d) of the Internal Revenue Code of 1986 (the “Code”). Separate accounts are maintained for each participant.

The Plan provides that the Administrative Committee of the Company, solely at its discretion, may elect to implement nondeductible voluntary contributions which would allow Plan participants to contribute to the Plan a sum not to exceed 10% of the participant’s applicable compensation during the Plan year. The Administrative Committee has not elected this option; therefore, no participant contributions have been made. Employer contributions may be directed by the participant into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the “401(k) Master Trust”).

The Plan accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the 401(k) Master Trust. Therefore, participant movement between plans results in asset transfers within the 401(k) Master Trust. Transfers to other plans within the 401(k) Master Trust of $332 reflect the net result of this activity in the Plan.

All amounts contributed by employees, if allowed, are 100% vested at all times. Participants become vested with respect to employer contributions based upon the following graduated scale:

Years of vesting service	Vested portion of participant’s account
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Notes to Financial Statements

February 28, 2007 and 2006

Regardless of years of vested service, a Plan participant will automatically become fully vested in employer contributions upon reaching the age of 60, or upon death, disability or Plan termination.

Forfeitures of nonvested amounts shall be allocated to the remaining participants in the same manner as SUPERVALU’S annual contribution. Forfeitures of $14,415 were allocated to remaining participants in fiscal 2007.

Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s account would immediately vest and the balance would be distributed to the participant in full upon termination.

Benefits under the Plan are payable in a lump sum.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value, effective for plan years ending after December 15, 2006. The FSP also required a retroactive adjustment of the February 28, 2006 balances. Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of February 28, 2006.

(b)	Investments

Investment assets of the Plan are stated at current fair value (see note 4). Investments in various funds within the 401(k) Master Trust represent the Plan’s pro-rata share of the quoted market value of the fund’s net assets as reported by the Trustee (as defined in note 3).

Purchases and sales of securities are recorded on a trade-date basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

(d)	Expenses

The reasonable expenses of administering the Plan shall be payable out of the Plan’s funds except to the extent that SUPERVALU, at its discretion, directly pays the expenses. In fiscal 2007, SUPERVALU did pay certain expenses on behalf of the Plan.

(e)	Risk and Uncertainties

The Plan provides for various investment fund options within the 401(k) Master Trust. Investment securities are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

(f)	Concentration of Market Risk

At February 28, 2007 and 2006, approximately 6.4% and 5.8%, respectively, of the Plan’s assets were invested in the common stock of SUPERVALU. The underlying value of SUPERVALU common stock is entirely dependent upon the performance of SUPERVALU and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of SUPERVALU common stock in the near term could materially affect the participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Reclassifications:

Certain reclassifications have been made to conform prior years’ data to the current presentation. These reclassifications had no effect on reported net assets available for benefits.

(3)	Trustee

The Bank of New York (the “Trustee”) is the appointed Trustee and custodian of the Plan’s assets by the Retirement Committee.

(4)	Investments

Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust.

The 401(k) Master Trust includes the SUPERVALU Wholesale Employees’ 401(k) Plan, the SUPERVALU Retail Employees’ 401(k) Plan, the SUPERVALU Pre-Tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor’s regulations.

The recordkeeper, Hewitt Associates LLC, allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses in each fund to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan in that fund to the total net assets of the 401(k) Master Trust in that fund. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan’s terms.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

Fair values of investments in the 401(k) Master Trust are as follows:

	February 28, 2007	February 28, 2006
Investments at fair value:
Collective investment/mutual funds	$618,326,932	$537,243,412
Common stock held by:
Equity funds	151,570,840	151,251,195
SUPERVALU Common Stock Fund	98,086,887	84,440,730
Cash and cash equivalents	11,052,825	13,947,998
Accrued income	969,546	555,860
Net settlements receivable	(240,370)	3,587,312

	879,766,660	791,026,507
Adjustment from fair value to contract value	3,104,684	1,762,277
Total investments	$882,871,344	$792,788,784

Investment income for the 401(k) Master Trust for the fiscal year ended February 28, 2007 is as follows:

Net realized and unrealized appreciation in fair value of investments:
Collective investment/mutual funds	$56,996,787
Common stock	14,656,583

71,653,370
Interest	1,912,756
Dividends	8,044,825

Net investment income	$81,610,951

At February 28, 2007 and 2006, the Plan held 7.0% and 7.6%, respectively, of the 401(k) Master Trust assets.

(5)	Federal Income Tax Status

The plan administrator has received a determination letter, dated April 1, 2002, from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provision for income taxes has been made.

(6)	Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investment funds with the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Code.

(7)	Guaranteed Investment Contracts

The Master Trust holds an investment in a Principal Conservation Fund which includes a synthetic guaranteed investment contract (“synthetic GIC”). The synthetic GIC is presented at fair value on the table of investments held in the Master Trust (see note 4). The fair value of the synthetic GIC equals the total of the fair value of the underlying assets plus the value of the wrapper contract. In determining the net assets available for benefits, the synthetic GIC is recorded at its contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive.

Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

PITTSBURGH DIVISION

PROFIT SHARING PLAN

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at February 28, 2007 and 2006 was 5.01% and 4.37%, respectively. The average yield at February 28, 2007 and 2006 was 5.40% and 6.06%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GIC does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

February 28, 2007
Net assets available for benefits per the financial statements	$64,782,880
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(399,766)

Net assets available for benefits per Form 5500	$64,383,114

The following is a reconciliation of investment income per the financial statements to Form 5500 for the fiscal year ended February 28, 2007:

Investment income per the financial statements	$4,647,233
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(399,766)

Investment income per Form 5500	$4,247,467

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

(9)	Subsequent Event

The Company has determined that it will merge the Plan with other Company plans prior to February 28, 2008. The specifics of the merger are not known at this time.